Exhibit 12
FIRSTMERIT CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands — unaudited)

	For the twelve months
	ended December 31,
	2009	2008	2007	2006	2005

Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	32,081	59,431	91,899	80,291	66,873
Interest Factor Within Rent Expense (a)	1,870	1,936	2,129	2,246	2,128

	33,951	61,367	94,028	82,537	69,001
Earnings:
Income Before Income Taxes	107,815	168,389	173,408	131,322	182,133
Fixed Charges — Excluding Preferred Stock Dividends	32,162	61,367	94,028	82,537	69,001

Total Earnings	139,977	229,756	267,436	213,859	251,134

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.12	3.74	2.84	2.59	3.64

Including Interest on Deposits:

Fixed Charges:
Interest Expense	110,763	197,637	299,448	263,468	192,451
Interest Factor Within Rent Expense (a)	1,870	1,936	2,129	2,246	2,128

Total Fixed Charges	112,633	199,573	301,577	265,714	194,579

Earnings:
Income Before Income Taxes	107,815	168,389	173,408	131,322	182,133
Fixed Charges — Excluding Preferred Stock Dividends	110,844	199,573	301,577	265,714	194,579

Total Earnings	218,659	367,962	474,985	397,036	376,712

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	1.94	1.84	1.58	1.49	1.94

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.